October 21, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> RE: Form 40-33 – Civil Action Document Filed Against
> <u>Directors of Full Circle Capital Corporation (File No. 24-C-
> 16005462)</u>

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the complaint filed in the Circuit Court for Baltimore City by David Speiser, individually and on behalf and all others similarly situated, against Gregg J. Felton, John E. Stuart, Mark C. Biderman, Edward H. Cohen, Terence B. Flynn and Thomas A. Ortwein, Jr. involving certain directors of Full Circle Capital Corporation (the "Company") that has been delivered to the Company.

Please do not hesitate to contact me at (203) 900-2104 if you have any questions regarding this filing.

Sincerely,

/s/ Michael J. Sell

Michael J. Sell
Chief Financial Officer, Treasurer
and Secretary

Enclosure:

cc: Peter Reed, Chief Executive Officer, Great Elm Capital Corp.
Michael K. Hoffman, Skadden, Arps, Slate, Meagher & Flom LLP
John J. Mahon, Schulte Roth & Zabel LLP

DAVID SPEISER   *   IN THE
c/o Gardy & Notis, LLP
126 East 56th Street   *   CIRCUIT COURT   2016 OCT -7 PM 3: 37
New York, NY 10022
Individually and on Behalf of all Others   *   FOR   CIVIL DIVISION
Similarly Situated,

                            *   BALTIMORE CITY

            Plaintiff,   *   CASE No.:

          v.   *

GREGG J. FELTON   *
c/o VCorp Services MD, Inc.
836 Park Avenue, 2nd Floor   *
Baltimore, MD 21202

JOHN E. STUART   *
c/o VCorp Services MD, Inc.
836 Park Avenue, 2nd Floor   *
Baltimore, MD 21202

                            *   JURY TRIAL DEMANDED

MARK C. BIDERMAN   *
c/o VCorp Services MD, Inc.
836 Park Avenue, 2nd Floor   *
Baltimore, MD 21202

EDWARD H. COHEN   *
c/o VCorp Services MD, Inc.
836 Park Avenue, 2nd Floor   *
Baltimore, MD 21202

                            *

TERENCE B. FLYNN   *
c/o VCorp Services MD, Inc.
836 Park Avenue, 2nd Floor   *
Baltimore, MD 21202

THOMAS A. ORTWEIN, JR.   *
c/o VCorp Services MD, Inc.
836 Park Avenue, 2nd Floor   *
Baltimore, MD 21202

                            *

            Defendants.

STOCKHOLDER DERIVATIVE COMPLAINT

Plaintiff David Speiser ("Plaintiff") alleges as follows upon personal knowledge with respect to Plaintiff and Plaintiff's actions, and upon information and belief as to all other allegations:

NATURE OF THE ACTION

1. This is a stockholder derivative action brought by Plaintiff on behalf of Full Circle Capital Corporation ("Full Circle" or the "Company") against Full Circle's board of directors (the "Defendants" or the "Board" herein) arising out of the proposed Merger of Full Circle by Great Elm Capital Corporation ("Great Elm").

2. On June 23, 2016 the Company entered into an agreement with Great Elm (the "Merger Agreement") valued at approximately $190 million (the "Merger"). Under the terms of the Merger Great Elm will acquire all outstanding share of Full Circle and stockholders will be entitled to receive 0.2219 shares of Great Elm commons stock for each Full Circle share owned – valued at about approximately $3.30 per share. However, because Great Elm is not publicly traded stockholders will not know the exactly amount that the exchange ratio will yield at the time of the vote.

3. The Merger was reached as a result of conflicts of interests and is designed to benefit Full Circle's insiders at the expense of the Company and its stockholders.

4. Full Circle board members John E. Stuart ("Stuart") and Gregg J. Felton ("Felton") control Full Circle through their management control and as the largest stockholders of the Company. Stuart and Felton own the entities that operate as the Full Circle's external advisor and external management company. While Plaintiff and the other public stockholders of Full Circle are receiving the same Merger consideration, Stuart and Felton entered into a three-

year consulting agreement (the "Consulting Agreement") where they will collectively receive aggregate payments equal to 26% of the management fee received by Great Elm under the Great Elm Investment Management Agreement. The terms of these consulting agreements have not been disclosed. Defendants have declined to provide stockholders with any information about the terms of the Consulting Agreement, though it appears that the Consulting Agreement was negotiated at the same time as the Merger Agreement, such that Stuart and Felton diverted funds that would normally go to Merger consideration into a stream of future payments for themselves.

5. The Board formed a "Special Committee" to consider strategic alternatives, but that committee hired a conflicted financial advisor that employs one of the Defendants. And, Defendants have failed to disclose to Full Circle stockholders whether the Special Committee and/or its financial advisor knew that Stuart and Felton were negotiating their own superior consideration while the Special Committee was negotiating for public stockholders.

6. The Merger is also the product of a flawed sales process conducted by Defendants, represents overreaching by a controlling stockholder seeking disparate and superior consideration, and is not entirely fair to Full Circle stockholders.

JURISDICTION AND VENUE

7. This Court has jurisdiction over each defendant pursuant to Md. Code, Cts. and Jud. Proc., §§ 1-501 and 6-102. Full Circle is a Maryland corporation, the Defendants are officers and/or directors of Full Circle whose decisions directed the action of a Maryland corporation, or entities that entered into contractual agreements with Full Circle, and all defendants have sufficient minimum contacts with Maryland so as to render the exercise of jurisdiction by the courts of this State permissible under traditional notions of fair play and substantial justice.

3

8.   Venue is proper in this Court under Md. Code Ann., Cts. & Jud. Proc. § 6-201, because Full Circle is a Maryland corporation that carries on regular business and its registered agent maintains its principal office in Baltimore, Maryland.

THE PARTIES

9.   Plaintiff is and has been a Full Circle stockholder at all times relevant herein and to date.

10.   Full Circle is a Maryland corporation headquartered at 102 Greenwich Avenue, 2nd Floor, Greenwich, Connecticut 06830.   Full Circle is an investment company whose common stock is publicly traded on the NASDAQ under the symbol "FULL."   Full Circle is named herein as a necessary party in connection with the equitable relief sought.   No claims are asserted against the Company.

11.   Defendant Gregg J. Felton ("Felton") is a director of the Company and its President and CEO.

12.   Defendant John E. Stuart ("Stuart") is a director of the Company and Chairman of the board of directors.   Stuart is also Managing Member of Full Circle Advisors and Full Circle Service Company.   Stuart was Full Circle's CEO from its August 2010 formation until November 2013, and Co-CEO from November 2013 to February 2015.

13.   Defendant Terence B. Flynn ("Flynn") is a director of the Company.   Flynn is also a Managing Director at Houlihan Lokey, and controls a trust, the Terence B. Flynn Revocable Living Trust, that owns an equity interest in Houlihan Lokey.

14.   Defendant Mark C. Biderman ("Biderman") is a director of the Company.

15.   Defendant Edward H. Cohen ("Cohen") is a director of the Company.

16.   Defendant Thomas A. Ortwein, Jr. ("Ortwein") is a director of the Company.

17.   Defendants Felton, Stuart, Flynn, Biderman, Cohen, and Ortwein comprise Full Circle's board of directors, and are referred to herein collectively as the "Individual Defendants."

18.   Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of Full Circle, and owe them the highest obligations of loyalty, good faith and fair dealing.

DEFENDANTS' FIDUCIARY DUTIES

19.   By reason of their positions as officers and/or directors of the Company and because of their ability to control the business and corporate affairs of the Company, Defendants owe the Company and its stockholders the fiduciary obligations of good faith, trust, loyalty, candor, and due care, and were and are required to use their utmost ability to control and manage the Company in a fair, just, honest, and equitable manner. Defendants were and are required to act in furtherance of the best interests of the Company and its stockholders so as to benefit all stockholders equally and not in furtherance of their personal interest or benefit.

20.   Each director and officer of the Company owes to the Company and its stockholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Company and in the use and preservation of its property and assets, and the highest obligations of fair dealing.

21.   Defendants, because of their positions of control and authority as directors and/or officers of the Company, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

22.   To discharge their duties, the officers and directors of the Company were required to exercise reasonable and prudent supervision over the management, policies, practices and

controls of the Company. By virtue of such duties, the officers and directors of the Company were required to, among other things.

(a)   exercise good faith in ensuring that the affairs of the Company were conducted in an efficient, business-like manner so as to make it possible for the Company to provide the highest level of performance.

(b)   exercise good faith in ensuring that the Company was operated in a diligent, honest and prudent manner and complied with all applicable federal and state laws, rules, regulations and requirements, including acting only within the scope of its legal authority; and

(c)   when placed on notice of illegal or imprudent conduct committed by the Company or its employees, exercise good faith in taking appropriate measures to prevent and correct such conduct.

23.   Defendants have violated their fiduciary duties of loyalty and good faith to the Company in connection with the Merger, and will continue to sustain damages absent the relief Plaintiff seeks in this action.

DERIVATIVE AND DEMAND ALLEGATIONS

24.   Plaintiff brings this action derivatively for the benefit of Full Circle to redress injuries suffered and to be suffered by the Company as a result of the Defendants' breaches of fiduciary duties in connection with the Merger.

25.   Plaintiff incorporates all of the allegations of the Complaint herein. Plaintiff owns and has owned Full Circle common stock at all times relevant hereto. Plaintiff will adequately and fairly represent the interests of the Company and its stockholders in enforcing

and prosecuting its rights. Plaintiff has retained counsel experienced in these types of actions to prosecute these claims on the Company's behalf.

26.   Plaintiff made a demand on the Defendants on September 23, 2016 requesting that they remedy the wrongs complained of herein. Plaintiff has not received a response.

27.   A further delay in waiting for a response to a demand would cause irreparable harm to Full Circle. On September 28, 2016, Full Circle filed a Definitive Proxy Statement with the SEC (the "Proxy") and set a stockholder vote to consider the Merger on October 31, 2016.

THE MERGER IS THE PRODUCT OF DEFENDANTS' FIDUCIARY BREACH

Background of the Company and Control by Stuart and Felton

28.   Full Circle is a closed-end management investment company that primarily invests in senior secured loans and, to a lesser extent, second lien loans, mezzanine loans and equity securities issued by lower middle-market and middle-market companies. The Company has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940. As a BDC, Full Circle is required to invest at least 70% of its gross assets in specified types of securities, primarily in private companies or thinly-traded U.S. public companies, cash, cash equivalents, U.S. government securities and other high quality debt investments that mature in one year or less.

29.   Full Circle is controlled by Stuart and Felton through an Investment Advisory Agreement and an Administration agreement with entities controlled by Stuart and Felton.

30.   Stuart and Felton are the controllers of Full Circle Advisors, LLC ("FC Management") and Full Circle Service Company, LLC ("FC Administrator"), both Delaware limited liability companies headquartered at 102 Greenwich Avenue, 2nd Floor, Greenwich, Connecticut 06830, which is also the headquarters of Full Circle. Full Circle does not disclose

any ownership information for FC Management or FC Administrator, other than to note that Felton and Stuart are "Managing Members of, and have financial and controlling interests in," FC Management and FC Administrator.

31.   FC Management manages Full Circle and FC Administrator provides administrative services for the Company. Full Circle cannot exist without FC Management, as FC Management owns the name "Full Circle," and through a License Agreement permits the Company the non-exclusive right to use that name so long as FC Management is managing the Company. FC Management is permitted to resign at any time on 60 days' notice to the Company.

32.   Full Circle pays management fees to FC Management, consisting of a base management fee and two separate incentive fees:

    (a)   Full Circle pays FC Management a base management fee of 1.75 of the Company's gross assets;

    (b)   Full Circle pays FC Management a quarterly investment income incentive fee of 20% of the Company's net investment income (generally consisting of interest income, dividend income, and other non-capital gains income), staged as quarterly fees with no payment until a 1.75% hurdle is achieved, a 100% catch-up payment for a returns between 1.75% and 2.1875%, and then 20% for returns s above 2.1875%), and

    (c)   Full Circle paus FC Management an annual capital gains incentive fee of 20% of net realized capital gains.

33.   Full Circle pays FC Administrator for all administrative costs, including rent and overhead and salaries relating to providing any services to the Company.

34. Full Circle also indemnifies FC Management and FC Administrator and their respective employees and agents for all actions taken on Full Circle's behalf, short of actions that involve willful misconduct, bad faith, gross negligence or reckless disregard.

35. While FC Management manages Full Circle, the Investment Advisory Agreement permits FC Management/Stuart/Felton to engage in other business activities and even activities that compete with Full Circle. According to Full Circle's SEC filings: "Our executive officers and directors, as well as the current and any future members of our investment adviser, Full Circle Advisors, may serve as officers, directors or principals of other entities that operate in the same or a related line of business as we do. Accordingly, they may have obligations to investors in those entities, the fulfillment of which obligations may not be in the best interests of us or our stockholders." Felton, for instance, founded Altus Power America ("Altus") in 2013, which is an investment vehicle that focuses on solar power generation assets. Altus is headquartered at 102 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830, one flight up from Full Circle.

36. Through FC Management, Stuart and Felton are also the largest stockholders of Full Circle. Through FC Management and otherwise, Stuart and Felton own or control roughly 9.7% of Full Circle's outstanding shares.

The Special Committee Negotiates the Merger While Stuart and Felton Negotiate Extra Consideration for Themselves

37. On June 4, 2015, Bulldog Investors, LLC ("Bulldog") filed a Schedule 13D with the SEC to publicly disclose that it had acquired 5.69% of Full Circle's outstanding shares. Bulldog is a well-known activist investor that launches proxy contests to seek the removal of corporate directors and otherwise engages in activist strategies to effect corporate changes. Bulldog then filed an amended 13D on July 23, 2016 to disclose its ownership of 6.72%, and on November 3, 2015 filed another amended 13D to disclose ownership of 7.77%.

38.   Bulldog is a well-known activist investor that frequently engages in proxy contests to effect corporate change by replacing incumbent directors.

39.   In an effort to avoid a proxy fight, Defendants chose to explore strategic alternatives in late 2015, so long as those alternatives permitted Stuart and Felton to continue to receive fees from the post-Merger company.

40.   The Board formed a "Special Committee" to explore strategic alternatives, and the Special Committee hired Houlihan Lokey as its financial advisor.

41.   According to the Proxy, Biderman, Cohen and Ortwein, were the members of the Special Committee.

42.   Houlihan Lokey, however, believed that its Managing Director Flynn was a member of the Special Committee at some point. In its opinion letter regarding the Merger, Houlihan Lokey stated "As the Committee is aware, an employee of Houlihan Lokey is a member of the Board of Directors of the Company, was previously a member of the Committee but resigned from the Committee in connection with Houlihan Lokey becoming engaged as the Committee's financial advisor and owns shares of Company Common Stock."

43.   However, the Company stated in the Proxy that Flynn, while qualified to serve on the Special Committee, was never formally appointed.

44.   After engaging in discussions with four potential strategic partners, and receiving a fairness opinion from Houlihan Lokey, the Special Committee recommended the Merger.

45.   On June 23, 2016, Full Circle and Great Elm entered the Merger Agreement that provides that Full Circle will be acquired by Great Elm and Great Elm will remain as the surviving corporation. Great Elm also entered into a subscription agreement (the "Subscription Agreement") pursuant to which: (i) Great Elm's parent has contributed $30 million in cash to

Great Elm in exchange for shares of Great Elm's common stock and (ii) certain funds owned by MAST Capital Management ("MAST"), a hedge fund, have agreed to contribute an investment portfolio, presently valued at approximately $90 million, also in exchange for shares of Great Elm's common stock.

46.   The new company will be named Great Elm Capital Corp. ("New Co.") and will apply to be listed on the NASDAQ. However, because Great Elm is not presently traded on the NASDAQ, stockholders will be asked to blindly vote on the Merger without know exactly what the value of their shares will be in New Co.

47.   Furthermore, New Co. will no longer use FC Management and FC Administration to run New CO. Rather, New Co. will be run by Great Elm's management entity. However, Stuart and Felton, unwilling to completely forgo the significant payments they receive from the Company through FC Management and FC Administration, cut a side deal where they collectively will receive aggregate payments equal to 26% of the management fee received by Great Elm under the Great Elm Investment Management Agreement. The Proxy does not provide any information about this side deal, other than confirming its existence. The Proxy calls it a "consulting agreement," but the terms of the agreement are not disclosed, nor is there any disclosure of the negotiations that lead to the agreement or whether the Special Committee and/or Houlihan Lokey were aware that Stuart and Felton had negotiated disparate and superior consideration for themselves in the Merger.

48.   The Merger Agreement also requires the Board to declare a special cash distribution payable after the Merger to record holders of Full Circle immediately before the effective time of the Merger, in an aggregate amount of approximately $5.5 million plus certain

investment income accrued between March 31, 2016 and August 31, 2016. This cash distribution is estimated to be approximately $0.24 per share.

49. As a result of the Merger, Full Circle stockholders will hold a minority interest of New Co. Specially, it is estimate that Full Circle stockholders will hold approximately 38% of the New Co. based on a pro-forma net asset value in excess of $190 million as of March 31, 2016.

50. Peter A. Reed, a partner at MAST will become CEO of New Co.

51. The Merger cannot be completed without the affirmative vote of a majority of stockholders to approve the transaction. Defendants approved the filing of the approved the Proxy to solicit Full Circle stockholders to vote in favor of the Merger. The Proxy, however, is defective because it omits material information necessary for Full Circle's stockholders to make an informed decision as to whether to accept or reject the Merger. First, the Proxy fails to provide needed details regarding the Consulting Agreement, and how and why and when Stuart and Felton were able to negotiate superior consideration for themselves in the Merger and whether the Special Committee and Houlihan Lokey knew that. Second, the Proxy includes conflicting statements regarding Flynn's appointment to the Special Committee, with Defendants contending that Flynn was not on the committee while Houlihan Lokey contending that Flynn was on the committee but resigned at some point.

52. By omitting such information, Defendants are breaching their fiduciary duties to the Company and public stockholders.

COUNT I

Against All Defendants for Breach of Fiduciary Duty

53. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

54.   Defendants have violated the fiduciary duties owed to Full Circle and have acted to put their personal interests ahead of the interests of Full Circle. These Defendants have failed to take adequate measures to ensure that the interests of Full Circle in connection with the Merger.

55.   Stuart and Felton control Full Circle by virtue of their share ownership, executive positions, and their control of all executive and administrative functions through their ownership of FC Management and FC Administrator. Stuart and Felton negotiated disparate and superior consideration for themselves in the Merger, such that the Merger is subject to an entire fairness standard.

56.   By reason of the foregoing acts, practices, and courses of conduct, Defendants have breached their fiduciary duties to Full Circle and its stockholders, and the Merger is not entirely fair.

57.   As a result of the actions of Defendants, Plaintiff and the Company have been, and will be, irreparably harmed in part because they failed to disclose material information in the Proxy.

58.   Unless enjoined by this Court, Defendants will continue to breach the fiduciary duties and may consummate the Merger to the disadvantage of the Company.

59.   Full Circle has no adequate remedy at law. Only through the exercise of this Court's equitable powers can the Company be fully protected from the immediate and irreparable injury which these actions threaten to inflict.

WHEREFORE, Plaintiff prays for judgment, as follows:

A.   Declaring this action to be a maintainable as a derivative action;

B.   Preliminarily and permanently enjoining Defendants from effectuating the Merger and such other equitable and/or monetary relief to which Plaintiff may be entitled;

C.   Declaring any transaction under the Merger Agreement void and ordering rescission if that transaction is consummated;

D.   Directing Individual Defendants to account to Full Circle for any damages sustained because of the wrongs complained of herein and/or awarding damages to Plaintiff and the stockholder class;

E.   Awarding Plaintiff costs including reasonable fees, together with expenses, to Plaintiff's counsel; and

F.   Granting such other and further relief as the Court deems just and proper.

JURY TRIAL DEMAND

Plaintiff hereby demands a trial by jury on all issues so triable.

Dated: October 7, 2016

LEVI & KORSINSKY, LLP

GARDY & NOTIS, LLP
James S. Notis
Jennifer Sarnelli
126 East 56th Street, 8th Floor
New York, NY 10022
Tel: 212-905-0509
Fax: 212-905-0508

Donald J. Enright
Brian D. Stewart
1101 30th Street, N.W., Suite 115
Washington, D.C. 20007
(202) 524-4290
denright@zlk.com
bstewart@zlk.com

Counsel for Plaintiff

Of Counsel

CERTIFICATION OF SIGNING ATTORNEY

I, BRIAN D. STEWART, certify on this 7th day of October, 2016 as provided by Rule 1-313 of the Maryland Rules, that I have been admitted to practice law in the State of Maryland.

_____
Brian D. Stewart